Form 51–102F3

Material Change Report

1.

Name and Address of Company

Dynasty Gaming Inc. (“DNY”)

759 Square Victoria
Suite 100
Montreal, Québec
H2Y 2J7

2.

Date of Material Change

August 20, 2008.

3.

News Release

DNY issued a news release with respect to the material change described below on August 27, 2008 via Filing Services Canada.

4.

Summary of Material Change

DNY entered into a share exchange agreement with Sky Gain Holdings Limited (“Sky Gain”) dated August 20, 2008, whereby Dynasty has agreed to acquire (the “Proposed Acquisition”) all of the issued and outstanding securities of Silva Ford Technology Limited (“Silva Ford”) and BaiYou Digital Technology Company Limited (“BaiYou HK”), two wholly-owned subsidiaries of Sky Gain, a corporation incorporated under the laws of the British Virgin Islands and controlled by Dr. Wilson Cho, such that Silva Ford and BaiYou HK will become wholly owned subsidiaries of Dynasty upon the closing of the Proposed Acquisition.

5.

Full Description of Material Change

5.1

Full Description of Material Change

Reference is made to the press release attached hereto as Schedule A.

5.2

Disclosure Required for a “Restructuring Transaction”

Not applicable.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

The executive officer who can answer questions regarding this report is Mr. Albert Barbusci, Chief Executive Officer of DNY.  Mr. Barbusci can be reached at (514) 288-0900 ext. 224.

9.

Date of Report

September 5, 2008.

Schedule A

Not for distribution to U.S. Newswire Services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities laws. The securities mentioned herein have not been registered under the U.S. Securities Act of 1933, as amended.

Dynasty Gaming Inc. Announces Share Exchange Agreement to Acquire All Outstanding Securities of Silva Ford Technology Limited and BaiYou Digital Technology Company Limited

Montreal, Québec: August 27, 2008 – Dynasty Gaming Inc. (TSXV: DNY - OTCBB: DNYFF) (“Dynasty”) is pleased to announce that it has entered into a share exchange agreement with Sky Gain Holdings Limited (“Sky Gain”) dated August 20, 2008 (the “Share Exchange Agreement”), whereby Dynasty has agreed to acquire (the “Proposed Acquisition”) all of the issued and outstanding securities of Silva Ford Technology Limited (“Silva Ford”) and BaiYou Digital Technology Company Limited (“BaiYou HK”), two wholly-owned subsidiaries of Sky Gain, a corporation incorporated under the laws of the British Virgin Islands and controlled by Dr. Wilson Cho, such that Silva Ford and BaiYou HK will become wholly owned subsidiaries of Dynasty upon the closing of the Proposed Acquisition. The Proposed Acquisition was negotiated at arm’s length. This agreement follows a revision of the transaction structure announced earlier by Dynasty in December 2007 and March 2008.

Silva Ford is a private corporation incorporated under the laws of the British Virgin Islands. A holding company, Silva Ford owns a private company, East Wealth Technology Limited (“East Wealth”), which was incorporated in Hong Kong on December 13, 2007. East Wealth in turn owns a 70% interest in Beijing Baihui Digital Stars Technology Co., Ltd. (“Baihui Technology”), a leading Chinese online software distributor. Baihui Technology is a private company incorporated in the People’s Republic of China (“PRC”).

BaiYou HK is a private corporation incorporated under the laws of Hong Kong.  BaiYou HK owns a wholly-foreign-owned enterprise (“WFOE”) registered in Hangzhou, Baiyou Digital Technology (Hangzhou) Co., Ltd. (“Baiyou Hangzhou”), which was incorporated under the laws of the PRC on June 6, 2008. Baiyou Hangzhou has entered into Two-Party Agreements with each of Guangzhou Xinfanlian Digital Technology Co. Ltd. (“Guangzhou Xinfanlian”) and Guanzhou GameOcean Digital Network Co. Ltd. (“Guangzhou GameOcean”), which govern the businesses related to the distribution of prepaid game cards and the development and operation of online games. Guangzhou Xinfanlian and Guangzhou GameOcean are private companies incorporated in the PRC.

Prior to the Proposed Acquisition, Dynasty, through its operating subsidiaries, has been engaged in the development and marketing of mahjong gaming software. The acquisition of Baiyou HK and Silva Ford is intended to be Dynasty’s first step toward realizing, what it believes, are the significant strategic opportunities and economic benefits associated with a more comprehensive e-commerce distribution strategy in the PRC.

Financial Information Highlights

For the financial year ended December 31, 2007, the total assets of Baihui Technology, which is controlled indirectly by Silva Ford, were $6,389,014, total liabilities were $4,575,163 and shareholder’s equity was $1,813,851.  During the financial year ended December 31, 2007, Baihui Technology had revenue of $17,860,119 and net comprehensive income of $1,507,822 (after foreign exchange adjustment). For the first quarter ended March 31, 2008, the total assets were $7,765,057, the total liabilities were $5,518,614 and shareholder’s equity was $2,246,443. The net comprehensive income was $911,171 (after foreign exchange adjustment) on revenue of $6,263,013.

Under the Two-Party Agreement entered between Baiyou Hangzhou and Guangzhou GameOcean, Baiyou Hangzhou has control over the equity and business of Guangzhou GameOcean which in turn enables it to consolidate 100% of Guangzhou GameOcean’s results into Baiyou Hangzhou and BaiYou HK. For the 7-month period ended December 31, 2007, the total assets of Guangzhou GameOcean were $1,366,737, total liabilities were $566,205, minority interest was $27,060 and shareholder’s equity was $773,472. During the 7-month period ended December 31, 2007, Guangzhou GameOcean had revenue of $7,782 and net comprehensive loss of $653,178 (after foreign exchange adjustment). For the first quarter ended March 31, 2008, the total assets were $2,044,511, the total liabilities were $1,694,768, minority interest was $56,999 and shareholder’s equity was $292,744. The net comprehensive loss was $480,928 (after foreign exchange adjustment) on revenue of $13,331.

More detailed financial information about Dynasty, BaiYou HK, Silva Ford, their respective subsidiaries and variable interest entities, as the case may be, will be contained in the Management Circular (as such term is defined below).

The Proposed Acquisition

Subject to certain required regulatory and shareholder approvals and certain other conditions contained in the Share Exchange Agreement, Dynasty will acquire from Sky Gain all of the issued and outstanding shares of Silva Ford and BaiYou HK in a reverse take-over transaction for a total consideration not to exceed $105,000,000, payable by the issuance and delivery of up to a maximum of 21,000,000 Post-Consolidation Shares (as such term is defined below) at a deemed issue price of $5.00 per share.

As part of the Proposed Acquisition, Sky Gain will receive an aggregate consideration of $10,000,000 for its BaiYou HK common shares (“BaiYou Shares”) to be satisfied by the issuance at closing of 2,000,000 Post-Consolidation Shares and, pursuant to the Share Exchange Agreement, up to an additional 9,200,000 Post-Consolidation Shares (the “Earn-Out Shares”) based on a multiple of net income for the period starting on January 1, 2009 and ending on December 31, 2009 (“Achieved Net Income”).

As part of the Proposed Acquisition, Sky Gain will also receive an aggregate consideration of $49,000,000 for its common share of Silva Ford (“Silva Shares”) to be satisfied by the issuance of 9,800,000 Post-Consolidation Shares.

Immediately prior to the closing of the Proposed Acquisition, Dynasty intends to effect a consolidation (the “Consolidation”) of the common shares of Dynasty (“Common Shares”) on the basis of one new Common Share (the “Post-Consolidation Shares”) for each 23.0869 existing Common Shares. In connection with the Proposed Acquisition, it is intended that Dynasty will change its name to “PC Stars Inc.” (the “Name Change”). The Consolidation and the Name Change are subject to the approval of the shareholders of Dynasty at a special meeting of shareholders scheduled to take place on September 24, 2008 in Montreal, Québec. Dynasty will provide to its shareholders of record as of August 22, 2008 a management proxy circular (the “Management Circular”) containing the details of the Proposed Acquisition, the Consolidation and the Name Change.

Concurrent with, and as a condition of, the closing of the Proposed Acquisition, Dynasty will complete a private placement of 6,000,000 units of Dynasty (the “Units”) at a price of US$5.00 per Unit to eligible investors resident in the United States of America, for aggregate gross proceeds to Dynasty of US$30,000,000 (the “Offering”). Each Unit will be comprised of one Post-Consolidation Share and one-half of a Dynasty Post-Consolidation Share purchase warrant (collectively, the “Dynasty Warrants”), with each whole Dynasty Warrant entitling the holder thereof to acquire one additional Post-Consolidation Share at an exercise price of US$6.00 for a period of four years from the closing of the Offering. In connection with the Offering, Dynasty has engaged a United States broker-dealer (the “U.S. Agent”), to act as the exclusive placement agent for the Offering. In connection with the closing of the Offering, the U.S. Agent will receive (i) a cash fee equal to 7% of the aggregate gross proceeds received under the Offering and (ii) compensation warrants to purchase that number of Post-Consolidation Shares as is equal to 7% of the total number of Post-Consolidation Shares sold to investors in the Offering (including the Post-Consolidation Shares issuable upon the exercise of the Dynasty Warrants) at an exercise price of US$6.00 per share.  Under the term of the Offering, Dynasty has agreed to pay to the Unit holders liquidated damages of 1% of the dollar amount of the Units sold in the Offering per month up to a maximum penalty of 10%, payable in cash, if a registration statement is not filed within 60 calendar days or declared effective within 120 calendar days, or 180 calendar days if the registration statement is subject to review and comment by the United States Securities and Exchange Commission of the closing date to qualify for distribution in the United States the Post-Consolidation Shares issuable under the Unit and the Dynasty Warrants.

The net proceeds of the Offering will be used to fund Dynasty’s expansion plans, namely: (i) to make licensing payments to SEGA Corporation of Japan for the exclusive rights to operate and distribute four online games in China; (ii) to fund growth and expansion of Dynasty’s software and game card distribution businesses; (iii) to expand sales and marketing efforts relating to Dynasty’s online games; (iv) for working capital and general corporate purposes; and (v) to pay fees and expenses related to the Offering.

Immediately following the Proposed Acquisition and the Offering and notwithstanding the Earn-Out Shares, it is expected that Dynasty will have 21,800,000 Post Consolidation Shares outstanding of which: (i) Sky Gain will hold an aggregate of 11,800,000 Post-Consolidation Shares (representing 54.1% of the total Post-Consolidation Shares then issued and outstanding and 45.1% of the total Post-Consolidation Shares on a fully-diluted basis) or 21,000,000 Post-Consolidation Shares taking into account the maximum Earn-Out Shares that can be issued under the Achieved Net Income (representing 67.7% of the total Post-Consolidation Shares then issued and outstanding and 59.4 % of the total Post-Consolidation Shares on a fully-diluted basis); (ii) the current shareholders of Dynasty will hold an aggregate of 4,000,000 Post-Consolidation Shares (representing 18.4% of the total Post-Consolidation Shares then issued and outstanding) or 4,730,069 Post-Consolidation Shares on a fully diluted basis (representing 18.1% of fully diluted shares or 13.4% of fully diluted shares taking into account the maximum Earn-Out Shares that can be issued under the Achieved Net Income); (iii) the subscribers pursuant to the Offering will hold 6,000,000 Post-Consolidation Shares (representing 27.5% of the total Post-Consolidation Shares then issued and outstanding or 17.0 % of fully diluted shares taking into account the maximum Earn-Out Shares that can be issued under the Achieved Net Income) or 9,000,000 Post-Consolidation Shares on a fully-diluted basis (representing 34.4% of fully diluted shares or 25.5% of fully diluted shares taking into account the maximum Earn-Out Shares that can be issued under the Achieved Net Income); and (iv) the U.S. Agent pursuant to the Offering will hold warrants entitling it to receive, if exercised, 630,000 Post-Consolidation Shares (representing 2.4% of fully diluted shares or 1.8 % of fully diluted shares taking into account the maximum Earn-Out Shares that can be issued under the Achieved Net Income). The total number of Post-Consolidation Shares that would be outstanding subject to the maximum Earn-Out Shares being issued and all options and warrants being exercised is 35,360,069.

The Post-Consolidation Shares to be issued pursuant to the Proposed Acquisition will be subject to the escrow requirements of the TSX Venture Exchange (the “Exchange”), as applicable. Upon completion of the Proposed Acquisition, Dynasty will carry on the business of Silva Ford and BaiYou HK as currently constituted and operated.

The Board of Directors of Dynasty following the completion of the Proposed Acquisition will be comprised of Mr. Albert Barbusci, Dr. Dominic K. Chan, Dr. Wilson K.C. Cho, Dr. Yat-Sang Kwong, Mr. Joseph Lau, Mr. Yue Lin and Dr. Le Song Cheng, subject to applicable statutory requirements.  Detailed biographies for each of the directors will be available in the Management Circular.

Trading in the Common Shares will remain halted until completion of the Proposed Acquisition.

Description of Significant Conditions to Closing

Completion of the Proposed Acquisition is subject to a number of conditions, including, Exchange acceptance and disinterested Shareholder approval.  The Proposed Acquisition cannot close until the required Shareholder approval is obtained and the other conditions set forth in the Share Agreement are satisfied.  There can be no assurance that the Proposed Acquisition will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Proposed Acquisition, any information released or received with respect to the Proposed Acquisition may not be accurate or complete and should not be relied upon. Trading in the securities of Dynasty should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Forward-looking Statements

Certain of the statements made in the press release constitute forward-looking statements. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology. Such statements typically involve risks and uncertainties and may include financial projections or information regarding our future plans, objectives or performance. Actual results could differ materially from the expectations reflected in such forward-looking statements as a result of a variety of factors, including the risks associated with difficulties encountered in integrating the merged businesses and management teams, difficulty in completing targeted acquisitions or integrating them effectively, identifying and completing additional acquisitions needed to achieve growth targets, the adverse impact of competitive product announcements, revenues and operating performance, changes in overall economic conditions, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations, control of costs and expenses, significant litigation, risks associated with international operations, risks involving environmental or other governmental regulation; the effect of changing economic conditions in PRC, variations in cash flow, reliance on collaborative partners and on new product development, risks associated with rapid technological change, and other risk factors detailed in reports filed with the Canadian securities regulatory administrators from time to time.

About Dynasty Gaming Inc.

Incorporated in 1994, Dynasty is a Montreal-based corporation the principal business of which is to acquire and manage operating companies that can make a significant contribution to the development of Internet-based services.  Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

For additional information, please contact:

Mr. Albert Barbusci, Chief Executive Officer

Dynasty Gaming Inc.

(514) 288-0900 - Ext. 224